Entrance To Our New Fujian Facility



UNIVERSAL®

SECURITY INSTRUMENTS, INC.

ANNUAL REPORT 2005

Board of Directors and Executive Officers

Harvey Grossblatt
Director
President and Chief Executive Officer

Cary Luskin
Director
President, The Big Screen Store, Inc.

Ronald A. Seff, M.D.
Director
Ophthalmologist

Howard Silverman, Ph.D.
Director
Mental Health Consultant

James B. Huff
Chief Financial Officer, Secretary and Treasurer

Universal Security Instruments, Inc.
Wholly Owned Subsidiaries:

USI Oberlin Limited

USI ELECTRIC, INC.
Ronald Lazarus
President

Form 10-K
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be provided to Shareholders without charge by writing to: Shareholder Relations Department, Universal Security Instruments, Inc., 7-A Gwynns Mill Court, Owings Mills, Maryland 21117 USA.

Market Data
American Stock Exchange - UUU

Transfer Agent
Registrar and Transfer Company
Cranford, New Jersey

Independent Registered Public Accounting Firm
Grant Thornton LLP
Baltimore, Maryland

Counsel
Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
Baltimore, Maryland

TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS


TM
USI
Founded
in
1969

Dear Partners/Shareholders:

As your new CEO, I am pleased to present Universal Security Instruments, Inc. Annual Report for the year ended March 31, 2005 (fiscal 2005) – the second consecutive year of record profitability.

Emotionally and professionally, this was a difficult year for the Universal team. The sudden passing of Company co-founder, CEO and Chairman, Steve Knepper, in August 2004 was a deeply felt loss on many levels. His leadership, vision and unmatched enthusiasm for our business set the early foundation for our success. These traits continue today within our organization's culture as we pursue excellence in every facet of our operation.

Utilizing the strategic plan Steve helped develop with the other members of our leadership team, Universal continued its pace of growth in 2005. Our performance was exceptional by many measures, as we continued to build market share, expand our product mix and remain highly efficient in the process.

In fiscal 2005, the Company increased earnings 33% on a 36% increase in sales compared to fiscal year 2004. As in the past, our core smoke and carbon monoxide alarms were the primary drivers, with additional growth in the electrical distribution channel and new momentum in the retail marketplace.

For the year, our sales rose to $23,465,443, versus $17,201,116, last year. Net earnings rose to $3,417,854, a new Company record, or $2.13 per basic share ($1.94 per diluted share). This compares to net earnings of $2,571,026, or $1.69 per basic share ($1.49 per diluted share), for last year.

For our first quarter ended June 30, 2005, the Company reported net earnings of $904,360 or $0.55 per basic share ($0.51 per diluted share), on net sales which rose approximately 42% to $6,923,810 compared to net earnings of $766,297 or $0.49 per basic share ($0.44 per diluted share) on net sales of $4,874,782 in the same period last year.

In addition to continuing increases in smoke and carbon monoxide alarm sales, Universal increased its sales in ground fault circuit interrupters (GFCI) and door chimes.

Our 50-percent-owned Joint Venture based in Hong Kong also continued its growth, and will soon open its new state-of-the-art 250,000 square foot manufacturing facility (shown on our front cover) in the Fujian province of Southern China. This expansion comes at an optimal time, as the Joint Venture recently received approval to sell certain models of its smoke alarms in the China market.

Additional highlights during the year included:

- Universal introduced three new carbon monoxide alarms at the 2005 International Hardware Show in Las Vegas. These included a plug-in alarm with battery backup (with or without digital display) and a battery powered carbon monoxide/smoke alarm combination unit. Sales for all three of these new items will be reflected in fiscal 2006.

- We continue to see increased sales as a direct result of our AC/DC smoke alarm model featuring a battery drawer. Introduced in calendar 2004, the drawer units make it easier for homeowners to replace drained batteries. As a result, many home builders are now requiring contractors to exclusively install battery drawer-equipped smoke alarms.
- New UL-listed GFCI models have enabled our USI ELECTRIC division to become an even stronger participant in this $400 million market. Current laws require multiple GFCI receptacles in all new single and multi-family homes, as well as in all manufactured homes. Demand for replacement GFCI units through do-it-yourself and hardware outlets is also very strong and growing.
- An increasing number of city and county governments throughout the United States have adopted legislation requiring the installation of carbon monoxide alarms in all newly constructed homes. Some local governments, such as New York City, have even required retrofitting of certain existing apartments.

While our performance was strong during fiscal 2005, it is a result of our careful planning, efficient operations and a sustained focus on the needs of our markets. We are currently evaluating new product categories that are compatible to our current safety and security product offerings and can be sold through our existing channels of distribution.

Your management team continues to be committed to executing our mission to increase shareholder value. We are extremely proud of the progress and current value we have created for our shareholders. We reported to you in last year's shareholders' letter that a $10,000 investment in our stock on October 22, 2001 would have been worth approximately $150,000. We are pleased to report to you that same investment today is worth approximately $220,000 (an increase of approximately 47%).

We are fortunate to have an outstanding and dedicated group of employees on our team, and we express our sincerest appreciation to each of them. We thank our many loyal customers and suppliers who have been the key to our growth. And we very much appreciate the continued support of you, our partners/shareholders. We invite you to contact us at any time and look forward to sharing additional news in the coming year.

Respectfully,

Harvey B. Grossblatt
President and CEO

Ron Lazarus
President, USI ELECTRIC

August 5, 2005



Universal Security Instruments, Inc. ("we" or "the Company") designs and markets a variety of popularly-priced safety products consisting primarily of smoke alarms, carbon monoxide alarms and related products. Most of our products require minimal installation and are designed for easy installation by the consumer without professional assistance, and are sold through retail stores. We also market products to the electrical distribution trade through our wholly-owned subsidiary, USI Electric, Inc. ("USI Electric"). The electrical distribution trade includes electrical and lighting distributors as well as manufactured housing companies. Products sold by USI Electric usually require professional installation.

Prior to 2000, we also designed and marketed a variety of telecommunication and video products. Due to the low margins realized on our telecommunications and video products, we have since focused our business primarily on safety products. As a result, we (i) changed our marketing of telecommunications and video products to concentrate virtually exclusively on made-to-order private label sales, and (ii) entered into the electrical distribution market with an enhanced and newly packaged line of smoke alarms as well as our other safety products.

In 1989 we formed a limited liability company under the laws of Hong Kong, as a joint venture with a Hong Kong-based partner to manufacture various products in the People's Republic of China (the "Hong Kong Joint Venture"). We currently own a 50% interest in the Hong Kong Joint Venture and are a significant customer of the Hong Kong Joint Venture (40.66% and 31.02% of its sales during fiscal 2005 and 2004 respectively), with the balance of its sales made to unrelated customers worldwide.

We import all of our products from various foreign suppliers. For the fiscal year ended March 31, 2005, approximately 68% of our purchases were imported from the Hong Kong Joint Venture. Our sales for the year ended March 31, 2005 were $23,465,443 compared to $17,201,116 for the year ended March 31, 2004, an increase of approximately 36.42%.

We reported net income of $3,417,854 in fiscal 2005 compared to net income of $2,571,026 in fiscal 2004. The primary reasons for the increase in earnings were higher operating income from sales due to increased volume, higher Hong Kong Joint Venture earnings and the income tax benefit of $281,137 arising principally from the reduction of the deferred tax valuation allowance.

The Company was incorporated in Maryland in 1969. Our principal executive office is located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117, and our telephone number is 410-363-3000. Information about us may be obtained from our website www.universalsecurity.com. Copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, are available free of charge on our website as soon as they are filed with the Securities and Exchange Commission (SEC) through a link to the SEC's EDGAR reporting system. Simply select the "Investor Relations" menu item, then click on the "SEC Filings" link. The SEC's EDGAR reporting system can also be accessed directly at www.sec.gov.

Safety Products

We market a line of residential smoke alarms under the trade names "USI Electric" and "UNIVERSAL" both of which are manufactured by the Hong Kong Joint Venture.

Our line of smoke alarms consists of battery, electrical and electrical with battery backup alarms. Our products contain different types of batteries with different battery lives, and some with alarm silencers. The smoke alarms marketed to the electrical distribution trade also include hearing impaired and heat alarms with a variety of additional features. We also market outdoor floodlights under the name "Lite Aide(TM)," carbon monoxide alarms, door chimes and ground fault circuit interrupters.

Our sales of safety products aggregated $23,361,445 or approximately 99.6% of total sales in the fiscal year ended March 31, 2005 and $16,717,427 or approximately 97% of total sales in the fiscal year ended March 31, 2004. This increase in sales volume was due primarily to increased sales volume of ground fault circuit interrupters, smoke and carbon monoxide alarms.

We are focusing our sales and marketing efforts to maximize safety product sales, especially smoke alarms and carbon monoxide alarms manufactured by our Hong Kong Joint Venture and marketed to the electrical distribution and retail trade.

Other Products

Since 2000, our focus has been primarily on sales of safety products and we have placed continuously less emphasis on sales of the other products which had been sold in earlier years. For the fiscal year ended March 31, 2005, our sales of other private label products consisted primarily of audio tape, which aggregated $103,998 or 0.4% of total sales. For the fiscal year ended March 31, 2004, sales of these products were $483,689 or 3% of total sales. The primary reason for the decrease in sales was fewer private label customers.

Import Matters

We import all of our products. As an importer, we are subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations. We have attempted to protect ourself from fluctuations in currency exchange rates to the extent possible by negotiating commitments in U.S. dollars.

Our inventory purchases are also subject to delays in delivery due to problems with shipping and docking facilities, as well as other problems associated with purchasing products abroad. A majority of our products, including products we purchase from our Hong Kong Joint Venture, are imported from the People's Republic of China.

Sales and Marketing; Customers

We sell our products to various customers, and our total sales market can be divided generally into two categories; sales by the Company, and sales by our USI Electric subsidiary.

The Company markets our products to retailers, including wholesale distributors, chain, discount, and home center stores, catalog and mail order companies and to other distributors ("retailers"). Our products have historically been retailed to "do-it-yourself" consumers by these retailers. We also distribute our products through specialty markets such as premium/incentive and direct mail companies. We do not currently market any significant portion of our products directly to end users.

The Company's retail sales are made directly by our employees and by approximately 17 independent sales organizations who are compensated by commissions. Our agreements with these sales organizations are generally cancelable by either party upon 30 days notice. We do not believe that the loss of any one of these organizations would have a material adverse effect upon our business. Sales which are made directly by us are effected by our officers and full-time employees, seven of whom are also engaged in sales, management and training. Sales outside the United States, are made by our officers and through exporters, and amounted to approximately 6.3% of total sales in the fiscal year ended March 31, 2005.

Our USI Electric subsidiary markets our products to the electrical distribution trade (primarily electrical and lighting distributors and manufactured housing companies). USI Electric has established a national distribution system with 9 regional stocking warehouses throughout the United States which enables customers to receive their orders the next day without paying for overnight freight charges. USI Electric engages sales personnel from the electrical distribution trade and has engaged 27 independent sales organizations which represent approximately 230 sales representatives, some of which have warehouses where USI Electric products are maintained by our sales representatives for sale.

We also market our products through our own sales catalogs and brochures, which are mailed directly to trade customers, and our website. Our customers, in turn, may advertise our products in their own catalogs and brochures and in their ads in newspapers and other media. We also exhibit and sell our products at various trade shows, including the annual National Hardware Show in Las Vegas, Nevada.

Our backlog of orders believed to be firm as of March 31, 2005 was approximately $841,278. Our backlog as of March 31, 2004 was approximately $1,521,784. This decrease in backlog is a function of the timing of orders received from our customers and our maintaining significantly more inventory, resulting in more rapid fulfillment of customer orders.



Hong Kong Joint Venture

We have a 50% interest in a Hong Kong Joint Venture which has manufacturing facilities in the People's Republic of China, for the manufacturing of certain of our electronic and electrical products.

We believe that the Hong Kong Joint Venture arrangement will ensure a continuing source of supply for a majority of our safety products at competitive prices. During fiscal year 2005, 68% of our total inventory purchases were made from the Hong Kong Joint Venture. The products produced by the Hong Kong Joint Venture include smoke alarms and carbon monoxide alarms. We are currently pursuing the development of additional products to be manufactured by the Hong Kong Joint Venture, such as additional models of carbon monoxide alarms and a battery operated combination carbon monoxide and smoke alarm unit. Changes in economic and political conditions in China or any other adversity to the Hong Kong Joint Venture will unfavorably affect the value of our investment in the Hong Kong Joint Venture and would have a material adverse effect on the Company's ability to purchase products for distribution.

We previously announced that the Hong Kong Joint Venture was being positioned for a possible initial public offering (IPO). The Hong Kong Joint Venture is proceeding with the application process for an IPO and listing on the Hong Kong Stock Exchange Main Board. No assurances can be given that these steps will result in an initial public offering for the Hong Kong Joint Venture. We will report further developments at such time as permitted in accordance with Hong Kong and U.S. regulations. Should the Hong Kong Joint Venture complete its IPO, our ownership of the Hong Kong Joint Venture will be reduced.

Our purchases from the Hong Kong Joint Venture represented approximately 41% of the Hong Kong Joint Venture's total sales during fiscal 2005, with the balance of the Hong Kong Joint Venture's sales being primarily made in Europe and Australia, to unrelated customers. The Hong Kong Joint Venture's sales to unrelated customers are $15,347,017 in fiscal 2005 and $16,633,251 in fiscal 2004. Please see Note C of the Financial Statements for a comparison of annual sales and earnings of the Hong Kong Joint Venture.

Other Suppliers

Certain private label products not manufactured for us by the Hong Kong Joint Venture are manufactured by other foreign suppliers. We believe that our relationships with our suppliers are good. We believe that the loss of our ability to purchase products from the Hong Kong Joint Venture would have a material adverse effect on the Company. The loss of any of our other suppliers could have a short-term adverse effect on our operations, but replacement sources for these other suppliers could be developed.

Competition

In fiscal year 2005, sales of safety products accounted for approximately 99.6% of our total sales. In the sale of smoke alarms, we compete in all of our markets with First Alert, Firex and Walter Kidde. All of these companies have greater financial resources and financial strength than we have. We believe that our safety products compete favorably with other such products in the market primarily on the basis of styling, features and pricing.

The safety industry in general involves changing technology. The success of our products may depend on our ability to improve and update our products in a timely manner and to adapt to new technological advances.

Employees

We have 18 employees, 12 of whom are engaged in administration and sales, and the balance of whom are engaged in product development and servicing. Our employees are not unionized, and we believe that our relations with our employees are satisfactory.

MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Prior to July 28, 2003, our common stock, $.01 par value (the "Common Stock") traded on the Over-The-Counter (OTC) market under the symbol USEC. On July 28, 2003, the Common Stock began trading on the American Stock Exchange under the symbol UUU.

As of June 21, 2005, there were 163 record holders of the Common Stock. The closing price for the Common Stock on that date was $16.66. A four-for-three stock dividend was paid on April 5, 2004 to stockholders of record on March 15, 2004. We have not paid any cash dividends on our common stock, and it is our present intention to retain all earnings for use in future operations.

The following table sets forth the high and low prices for the Common Stock for each full quarterly period during the fiscal years indicated. With respect to the first quarter of the fiscal year ended March 31, 2004, the prices reflect the high and low bid prices as available through the OTC market and represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Beginning with the second quarter of the fiscal year ended March 31, 2004, the prices reflect the high and low sales prices as reported by the American Stock Exchange. All prices have been adjusted to reflect the four-for-three stock dividend paid on April 5, 2004.

Fiscal Year Ended March 31, 2005		
First Quarter	High	$17.60
	Low	$10.75
Second Quarter	High	$13.30
	Low	$10.00
Third Quarter	High	$15.24
	Low	$10.35
Fourth Quarter	High	$19.08
	Low	$13.97
Fiscal Year Ended March 31, 2004		
First Quarter	High	$ 8.55
	Low	$ 5.62
Second Quarter	High	$14.81
	Low	$ 7.69
Third Quarter	High	$13.35
	Low	$10.88
Fourth Quarter	High	$13.49
	Low	$10.80

SELECTED FINANCIAL DATA



The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report. The Statement of Operations data and the Balance Sheet data for the years ended, and as at, March 31, 2001, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. All share and per share amounts included in the following financial data have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on April 5, 2004 to shareholders of record on March 15, 2004.

	Year Ended March 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Statement of Operations Data:					
Net sales	**$23,465,443**	$17,201,116	$15,953,883	$10,480,829	$7,731,501
Income (loss) before equity in earnings (loss) of Hong Kong Joint Venture and income taxes	**765,742**	429,716	279,615	(976,063)	(799,183)
Net income (loss)	**3,417,854**	2,571,026	2,400,318	261,625	(758,940)
Per common share: Net income (loss)					
Basic	**2.13**	1.69	1.66	0.21	(0.63)
Diluted	**1.94**	1.49	1.54	0.21	(0.63)
Weighted average number of common shares outstanding					
Basic	**1,602,449**	1,516,846	1,443,439	1,251,499	1,216,360
Diluted	**1,764,474**	1,725,206	1,561,745	1,261,027	1,216,360
Balance Sheet Data:					
Total assets	**16,049,948**	11,098,916	8,382,043	5,182,462	5,945,690
Long-term debt (non-current)	**-**	-	7,224	22,396	45,088
Working capital[1]	**6,317,231**	4,200,170	2,377,688	402,425	585,032
Current ratio[1]	**3.00:1**	3.21:1	2.26:1	1.27:1	1.23:1
Shareholders' equity	**12,897,668**	9,198,272	6,493,415	3,681,273	3,303,304

[1] Working capital is computed as the excess of current assets over current liabilities. The current ratio is calculated by dividing current assets by current liabilities.

ASSETS	March 31, 2005	2004
CURRENT ASSETS		
Cash	**$ 59,287**	$ 188,190
Accounts receivable:		
Trade less allowance for doubtful accounts of $15,000 at March 31, 2005 and 2004	**1,014,757**	90,852
Employees	**21,503**	23,770
	1,036,260	114,622
Amount due from factor	**3,394,084**	2,823,300
Inventories, net	**4,834,486**	2,867,650
Prepaid expenses	**145,394**	107,052
TOTAL CURRENT ASSETS	**9,469,511**	6,100,814
DEFERRED TAX ASSET	**351,780**	56,899
INVESTMENT IN HONG KONG JOINT VENTURE	**6,131,481**	4,832,286
PROPERTY AND EQUIPMENT – NET	**81,690**	93,431
OTHER ASSETS	**15,486**	15,486
TOTAL ASSETS	**$16,049,948**	$11,098,916

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES		
Accounts payable	**$ 1,725,402**	$ 1,229,602
Accrued liabilities:		
Litigation reserve	**806,679**	237,546
Payroll, commissions and other	**620,199**	426,272
Current obligations under capital lease	**-**	7,224
TOTAL CURRENT LIABILITIES	**3,152,280**	1,900,644
LONG-TERM CAPITAL LEASE OBLIGATIONS	**-**	-
COMMITMENTS AND CONTINGENCIES	**-**	-
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 1,652,998 and 1,552,896 shares at March 31, 2005 and March 31, 2004, respectively	**16,530**	15,529
Additional paid-in capital	**11,469,444**	11,188,903
Retained earnings (accumulated deficit)	**1,411,694**	(2,006,160)
TOTAL SHAREHOLDERS' EQUITY	**12,897,668**	9,198,272
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$16,049,948**	$11,098,916

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME



	Years ended March 31,		
	2005	2004	2003
Net sales	**$23,465,443**	$17,201,116	$15,953,883
Cost of goods sold	**16,145,615**	11,402,540	10,980,067
GROSS PROFIT	**7,319,828**	5,798,576	4,973,816
Research and development expense	**277,540**	270,164	284,552
Selling, general and administrative expense	**6,191,025**	5,010,783	4,265,581
Operating income	**851,263**	517,629	423,683
Other income (expense):			
Interest expense	**(85,521)**	(83,589)	(153,168)
Other	**-**	(4,324)	9,100
	(85,521)	(87,913)	(144,068)
INCOME BEFORE EQUITY IN EARNINGS OF HONG KONG JOINT VENTURE AND INCOME TAXES	**765,742**	429,716	279,615
Earnings from Hong Kong Joint Venture:			
Equity in earnings of Hong Kong Joint Venture	**2,370,975**	2,165,311	2,120,703
Net income before income taxes	**$ 3,136,717**	$ 2,595,027	$ 2,400,318
Provision for income tax (benefit) expense	**(281,137)**	24,001	-
NET INCOME	**$ 3,417,854**	$ 2,571,026	$ 2,400,318
Net income per share:			
Basic	**$ 2.13**	$ 1.69	$ 1.66
Diluted	**$ 1.94**	$ 1.49	$ 1.54
Shares used in computing net income per share:			
Basic	**1,602,449**	1,516,846	1,443,439
Diluted	**1,764,474**	1,725,206	1,561,745

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at March 31, 2002	1,346,360	$13,464	$10,645,313	$ (6,977,504)	$ 3,681,273
Issuance of common stock from the exercise of employee stock options	54,333	543	92,082	-	92,625
Issuance of common stock	68,000	680	249,320	-	250,000
Stock issued in lieu of directors fees	9,299	93	29,907	-	30,000
Stock issued in satisfaction of accrued compensation	17,984	180	39,019	-	39,199
Net income	-	-	-	2,400,318	2,400,318
Balance at March 31, 2003	1,495,976	$14,960	$11,055,641	$(4,577,186)	$ 6,493,415
Issuance of common stock from the exercise of employee stock options	56,297	563	124,692	-	125,255
Stock issued in lieu of directors fees	756	7	9,993	-	10,000
Retired stock	(133)	(1)	(1,423)	-	(1,424)
Net income	-	-	-	2,571,026	2,571,026
Balance at March 31, 2004	1,552,896	$15,529	$11,188,903	$(2,006,160)	$ 9,198,272
Fractional shares unissued from 4-for-3 split	(129)	(1)	-	-	(1)
Issuance of common stock from the exercise of employee stock options	99,281	992	270,551	-	271,543
Stock issued in lieu of directors fees	950	10	9,990	-	10,000
Net income	-	-	-	3,417,854	3,417,854
Balance at March 31, 2005	1,652,998	$16,530	$11,469,444	$ 1,411,694	$12,897,668

See notes to consolidated financial statement

CONSOLIDATED STATEMENTS OF CASH FLOWS


UNIVERSAL®

	Years ended March 31,		
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES			
OPERATING ACTIVITIES			
Net income	**$ 3,417,854**	$2,571,026	$2,400,318
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	**34,048**	33,218	38,077
Stock issued to directors in lieu of fees	**10,000**	10,000	30,000
Change in allowance for doubtful accounts	**-**	5,000	(58,358)
Inventory reserve write-down	**-**	1,741	(10,000)
Gain on sale of land	**-**	(175,965)	-
Earnings of the Hong Kong Joint Venture	**(2,485,302)**	(2,165,311)	(2,120,703)
Changes in operating assets and liabilities:			
Increase in accounts receivable and amounts due from factor	**(1,204,719)**	(2,095,514)	(594,447)
(Increase) decrease in inventories	**(1,966,836)**	354,838	(1,656,235)
(Increase) decrease in prepaid expenses	**(38,342)**	29,291	(27,105)
Increase in accounts payable and accrued expenses	**1,430,096**	1,199,873	1,937,957
(Increase) in other assets	**-**	(4,014)	(1,377)
Increase in deferred taxes	**(294,881)**	(56,899)	-
NET CASH USED IN OPERATING ACTIVITIES	**(1,098,082)**	(292,716)	(61,873)
INVESTING ACTIVITIES:			
Cash distributions from Joint Venture	**727,167**	-	-
Purchase of equipment	**(22,307)**	(20,787)	(16,892)
Gross proceeds from sale of land	**-**	350,000	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**704,860**	329,213	(16,892)
FINANCING ACTIVITIES:			
Net (repayments) borrowings of short-term debt	**-**	-	(216,959)
Principal payments of capital lease obligations	**(7,224)**	(23,250)	(15,172)
Proceeds from issuance of common stock from exercise of employee stock options	**251,543**	125,255	92,625
Proceeds from issuance of common stock	**-**	-	250,000
Retirement of common stock	**-**	(1,424)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	**264,319**	100,581	110,494
(DECREASE) INCREASE IN CASH	**(128,903)**	137,078	31,729
Cash at beginning of period	**188,190**	51,112	19,383
CASH AT END OF PERIOD	**$ 59,287**	$ 188,190	$ 51,112
Supplemental information:			
Interest paid	**$ 85,521**	$ 83,589	$ 153,168
Income taxes paid	**$ 17,000**	$ 24,001	$ -
Non-cash investing transactions:			
Issuance of 950 shares in 2005, 756 shares in 2004 and 6,974 shares in 2003 in lieu of directors fees and accrued compensation	**$ 10,000**	$ 10,000	$ 30,000
Issuance of 13,488 shares of common stock in satisfaction of accrued compensation	**$ -**	$ -	$ 39,199
Repayment of trade payables due the Hong Kong Joint Venture in lieu of cash distributions	**$ 458,940**	$1,164,608	$1,279,187

See notes to consolidated financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company's primary business is the sale of smoke alarms and other safety products to retailers, wholesale distributors and to the electrical distribution trade which includes electrical and lighting distributors as well as manufactured housing companies. The Company imports all of its safety and other products from foreign manufacturers. The Company, as an importer, is subject to numerous tariffs which vary depending on types of products and country of origin, changes in economic and political conditions in the country of manufacture, potential trade restrictions and currency fluctuations.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. We believe that our 50% ownership interest in the Hong Kong Joint Venture allows us to significantly influence the operations of the Hong Kong Joint Venture. As such, we account for our interest in the Hong Kong Joint Venture using the equity method of accounting. We have included our investment balance as a non-current asset and have included our share of the Hong Kong Joint Venture's income in our consolidated statement of operations. The investment and earnings are adjusted to eliminate intercompany profits.

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: We recognize sales upon shipment of products net of applicable provisions for any discounts or allowances. We believe that the shipping date from our warehouse is the appropriate point of revenue recognition since upon shipment we have substantially completed our obligations which entitle us to receive the benefits represented by the revenues, and the shipping date provides a consistent point upon which to measure revenue. Customers may not return, exchange or refuse acceptance of goods without our approval. We have established allowances to cover anticipated doubtful accounts based upon historical experience.

Warranties: We generally provide warranties from one to ten years to the non-commercial end user on all products sold. The manufacturers of our products provide us with a one-year warranty on all products we purchase for resale. Claims for warranty replacement of products beyond the one-year warranty period covered by the manufacturers have not been historically material and we do not record estimated warranty expense or a contingent liability for warranty claims.

Stock-Based Compensation: We account for stock-based employee compensation using the intrinsic value method, which calculates compensation expense based on the difference, if any, on the date of the grant, between the fair value of our stock and the option exercise price. US GAAP requires companies who choose to account for stock option grants using the intrinsic value method to also determine the fair value of option grants using an option pricing models, such as the Black-Scholes models, and to disclose the impact of fair value accounting in a note to the financial statements. In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. The effective date of FASB 123R is for interim and annual periods beginning after June 15, 2005. Subsequently, the Securities and Exchange Commission (SEC) approved a rule which delays the effective date of FAS 123R for certain public companies. Under the SEC's rule, FAS 123R is now effective for the Company's annual period beginning April 1, 2006. We have elected to defer adoption of the change to the fair value based method of accounting for stock-based employee compensation and the recordation of such amounts as charges to operating expense until the annual period beginning April 1, 2006.


UNIVERSAL

The following table illustrates the effect on net income and net income per share had compensation costs for the stock-based compensation plan been determined based on the grant date fair values of awards.

	Year Ended March 31,		
	2005	**2004**	**2003**
Net income, as reported	**$3,417,854**	$2,571,026	$2,400,318
Stock-based employee compensation costs, net of income tax, included in net income	**10,000**	10,000	30,000
Deduct: Total stock-based employee compensation expense determined under fair value, net of related tax effects	**(144,672)**	(91,111)	(113,939)
Pro forma net income	**$3,283,182**	$2,489,915	$2,316,379
Earnings per share:			
Basic - as reported	**$2.13**	$1.69	$1.66
Basic - pro forma	**2.05**	1.64	1.60
Diluted - as reported	**1.94**	1.49	1.54
Diluted - pro forma	**1.86**	1.44	1.48

Research and Development: Research and development costs are charged to operations as incurred.

Accounts Receivable: In September, 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140), which is effective for transfers of financial assets occurring after March 31, 2001.

In fiscal year 2002, the Company achieved the sales criteria of SFAS No. 140, and, as such, amounts transferred under the Company's Factoring Agreement are treated as sales.

Beginning in fiscal year 2002, with the achievement of SFAS 140 sales criteria, the Company nets the factored accounts receivable with the corresponding advance from the Factor, showing the amount net in its consolidated balance sheet.

The Company sells trade receivables on a pre-approved non-recourse basis to the Factor under the Factoring Agreement on an ongoing basis. Factoring charges recognized on sales of receivables are included in selling, general and administrative expenses in the consolidated statements of income and amounted to $208,913, $167,561 and $160,125 for the years ended March 31, 2005, 2004 and 2003, respectively. The Agreement for the sale of accounts receivable provides for continuation of the program on a revolving basis until terminated by one of the parties to the Agreement.

Shipping and Handling Fees and Costs: The Company includes shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with inbound freight are included in cost of goods sold. Shipping and handling costs associated with outbound freight are included in selling, general and administrative expenses and totaled $702,779, $521,556 and $498,179 in fiscal years 2005, 2004 and 2003, respectively.

Inventories: Inventories (consisting primarily of finished goods) are stated at the lower of cost (first-in, first-out method) or market. Included as a component of finished goods inventory are additional non-material costs. These costs include overhead costs, freight, import duty and inspection fees of $514,373 and $171,524 at March 31, 2005 and 2004, respectively. Inventories are shown net of an allowance for inventory obsolescence of $100,000 for the fiscal years ending March 31, 2005 and 2004, respectively.

The Company reviews inventory quarterly to identify slow moving products and valuation allowances are provided when deemed necessary.

Property and Equipment: Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided by using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives for financial reporting purposes are as follows:

Leasehold improvements	-	Term of lease
Machinery and equipment	-	5 to 10 years
Furniture and fixtures	-	5 to 15 years
Computer equipment	-	5 years

Income Taxes: The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Net Income per Share: The Company reports basic and diluted earnings per share. Basic earnings per share is computed by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income for the period by the weighted number of common shares and common share equivalents outstanding (unless their effect is anti-dilutive) for the period. All common share equivalents are comprised of exercisable stock options.

		March 31,	
	2005	2004	2003
Common shares outstanding for basic EPS	**1,602,449**	1,516,846	1,443,439
Shares issued upon assumed exercise of outstanding stock options	**162,025**	208,360	118,306
Weighted average number of common and common equivalent shares outstanding for diluted EPS	**1,764,474**	1,725,206	1,561,745

Recently Issued Accounting Standards: In May 2003, the Financial Accounting Standards Board (FASB) issued FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for the classification of certain financial instruments as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. The provisions of FAS 150 are generally effective for such instruments entered into or modified after May 31, 2003. For the fiscal years ended March 31, 2003, 2004 and 2005, we have not issued any financial instruments which have the characteristics within the scope of or that are within the requirements of FAS 150.

In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. The effective date of FASB 123R is for interim and annual periods beginning after June 15, 2005. Subsequently, the Securities and Exchange Commission (SEC) approved a rule which delays the effective date of FAS 123R for certain public companies. Under the SEC's rule, FAS 123R is now effective for the Company's annual period beginning April 1, 2006. We have elected to defer adoption of the change to the fair value based method of accounting for stock-based employee compensation and the recordation of such amounts as charges to operating expense until the annual period beginning April 1, 2006.

Reclassifications: Certain prior year amounts have been reclassified in order to conform with current year presentation.



NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	March 31, 2005	March 31, 2004
Leasehold improvements	**$ 73,535**	$ 71,885
Machinery and equipment	**158,696**	158,696
Furniture and fixtures	**195,873**	181,889
Computer equipment	**81,855**	75,072
	509,959	487,542
Less accumulated depreciation and amortization	**428,269**	394,111
	$ 81,690	$ 93,431

NOTE C - INVESTMENT IN THE HONG KONG JOINT VENTURE

The Company holds a 50% interest in a Joint Venture with a Hong Kong Corporation, which has manufacturing facilities in the People's Republic of China, for the manufacturing of consumer electronic products. As of March 31, 2005, the Company has an investment balance of $6,131,481 for its 50% interest in the Hong Kong Joint Venture. There are no material Hong Kong - US GAAP differences in the Hong Kong Joint Venture's accounting policies.

The following represents summarized financial information derived from the audited financial statements of the Hong Kong Joint Venture as of March 31, 2005 and 2004 and for the years ended March 31, 2005, 2004 and 2003.

	March 31, 2005	March 31, 2004
Current assets	**$ 6,131,539**	$ 5,128,208
Property and other assets	**9,112,863**	7,111,679
Total	**$ 5,244,402**	$12,239,887
Current liabilities	**$ 4,537,772**	$ 3,809,551
Non-current liabilities	**24,750**	9,623
Equity	**10,681,880**	8,420,713
Total	**$15,244,402**	$12,239,887

	For the Year Ended March 31 2005	2004	2003
Net sales	**$25,899,630**	$24,114,967	$23,365,301
Gross profit	**8,689,538**	7,375,113	7,870,436
Net income	**5,005,886**	4,171,334	4,755,540

During the years ended March 31, 2005, 2004 and 2003, the Company purchased $10,513,800, $7,481,716, and $7,329,221, respectively, of finished product from the Hong Kong Joint Venture, which represents 68%, 73% and 66%, respectively, of the Company's total finished product purchases for the years ended at March 31, 2005, 2004 and 2003. Amounts due the Hong Kong Joint Venture included in Accounts Payable totaled $549,527 and $494,711 at March 31, 2005 and 2004, respectively. Amounts due from the Hong Kong Joint Venture included in Accounts Receivable totaled $84,330 and $174,935 at March 31, 2005 and 2004, respectively.

The Company incurred interest costs charged by the Hong Kong Joint Venture of $17,581, $25,482 and $16,585 during the years ended March 31, 2005, 2004 and 2003, respectively, related to its purchases.

NOTE D - AMOUNTS DUE FROM FACTOR

The Company sells certain of its trade receivables on a pre-approved, non-recourse basis to a Factor. Since these are sold on a non-recourse basis, the factored trade receivables and related repayment obligations are not separately recorded in the Company's consolidated balance sheets. The Agreement provides for financing of up to a maximum of $7,500,000 with the amount available at any one time based on 85% of uncollected non-recourse receivables sold to the factor and 45% of qualifying inventory, which at March 31, 2005 was $4,743,416. Any outstanding amounts due to the factor are payable upon demand and bear interest at the prime rate of interest charged by the factor, which is 5.75% at March 31, 2005. Any amount due to the factor is also secured by the Company's inventory.

Under this Factoring Agreement, the Company sold receivables of approximately $20,954,000 and $15,560,000 during the years ended March 31, 2005 and 2004, respectively. Gains and losses recognized on the sale of factored receivables include the fair value of the limited recourse obligation. The uncollected balance of non-recourse receivables held by the factor amounted to $3,399,130 and $2,695,465 at March 31, 2005 and 2004. The amount of the uncollected balance of non-recourse receivables borrowed by the Company as of March 31, 2005 and 2004 is $483,416 and $0, respectively. Amounts due from the factor to the Company amounted to $3,394,084 and $2,823,300 at March 31, 2005 and 2004, respectively.

NOTE E - LEASES

The Company entered into capital lease agreements for various pieces of equipment, with an outstanding balance of $0, and $7,224 as of March 31, 2005 and 2004, respectively. The leases had imputed interest rates ranging from 7.6% to 10%, with monthly payments aggregating $929 per month.

	Year Ended March 31,	
	2005	**2004**
Obligations under capital lease	$ -	$7,224
Less current maturities	-	-
	$ -	$7,224

There are no amounts due as long term capital lease obligations as of March 31, 2005.

During December 1999, the Company entered into an operating lease for its office and warehouse which expires in October 2005. This lease is subject to renewal for an additional three years and has increasing rentals at 3% per year. Subsequent to March 31, 2005, the option to renew this operating lease was exercised until October 2008. In February 2004, the Company entered into an operating lease for an approximately 2,600 square foot office in Naperville, Illinois. This lease, which expires in February 2006, is subject to renewal for an additional six years with increasing rentals at 3% per year.

Rent expense totaled $97,011, $92,063 and $67,886 for the years ended March 31, 2005, 2004 and 2003, respectively. Future obligations, including the lease renewal option exercised subsequent to March 31, 2005, for the years ended March 31, under these non-cancelable operating leases are as follows:

Year ended March 31,	
2006	$ 98,333
2007	69,214
2008	71,290
2009	42,304
	$281,141



NOTE F – INCOME TAXES

Universal Security Instruments, Inc. ("USI") provides for Income Taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed and recognized for those differences that have future tax consequences of temporary differences that will result in net taxable or deductible amounts in future periods. Deferred tax expense or benefit is the result of changes in the net asset or liability for deferred taxes. The deferred tax liabilities and assets for USI result primarily from the use of accelerated methods of depreciation of equipment for tax purposes, reserves, inventories, accrued liabilities and change in the unremitted earnings of the Hong Kong joint venture.

Beginning 2004, USI will no longer recognize the deferred tax liability related to the unremitted earnings of the Hong Kong Joint Venture. There is no longer a plan to repatriate the unremitted earnings in the future, other than a possible $850,000 payment.

USI had a net operating loss carryforward as of FYE March 31, 2004 of $4,005,008, of which $1,194,802 was utilized in FYE March 31, 2005. This leaves a net operating loss carryforward as of March 31, 2005 in the amount of $2,810,388.

The components of income tax expense (benefit) for USI are as follows:

	March 31, 2005	March 31, 2004
Current		
Federal	**$ 21,000**	$56,899
State	**5,250**	24,001
	26,250	80,900
Deferred (benefit)	**(307,387)**	(56,899)
Total income tax (benefit) expense	**$(281,137)**	$24,001

Significant components of USI's deferred tax assets and liabilities are as follows:

	March 31, 2005	2004	2003
Deferred tax liabilities – unremitted earnings from Hong Kong Joint Venture:	**$ -**	$ 637,279	$1,465,270
Deferred tax assets:			
Financial statement accruals and allowances	**220,602**	250,032	232,167
Inventory uniform capitalization	**56,727**	89,628	72,200
Other	**14,953**	40,346	41,983
AMT tax credit carryforward	**21,621**	21,621	0
NOL carryforwards and tax credits	**814,400**	1,307,866	2,031,616
Gross deferred tax assets	**1,128,303**	1,709,493	2,377,966
Valuation allowance	**(776,523)**	(1,015,315)	(912,696)
Net deferred tax liability (asset)	**$ 351,780**	$ (56,899)	$ 0

The reconciliation between the statutory federal income tax provision and the actual effective tax provision is as follows:

		March 31,	
	2005	2004	2003
Federal tax expense at statutory rate on domestic income (34%) before loss carryforward	**$ 479,200**	$ 202,627	$ 95,056
Reduction in income taxes arising from carry-forward of prior years' operating losses	**(458,200)**	-	-
State income tax expense	**5,250**	103,582	96,013
Equity in earnings from Hong Kong Joint Venture	-	677,819	721,039
Change in valuation allowance	**(238,791)**	102,619	(935,758)
Change in deferred tax liability of unremitted earnings from the Hong Kong Joint Venture	-	(1,142,270)	-
Change in deferred tax assets	**(8,494)**	-	-
Other	**(60,102)**	79,624	23,650
Provision for income tax (benefit) expense	**$(281,137)**	$ 24,001	$ -

NOTE G - SHAREHOLDERS' EQUITY

All share and per share amounts included in the consolidated financial statements have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on April 5, 2004 to shareholders of record on March 15, 2004.

Common Stock - During the year ended March 31, 2005, the Company issued 100,232 shares of its common stock of which 99,282 were issued on the exercise of employee stock options for total proceeds of $271,543 and 950 shares were issued to directors in lieu of directors fees.

Employee Stock Purchase Plan - Under the terms of the Company's 1988 Employee Stock Purchase Plan, eligible employees can purchase shares of the Company's common stock through payroll deductions at a price equal to 90% of the price of the shares.

The Company has reserved 25,000 shares of common stock for issuance under the Plan. No member of the Board of Directors who is not an employee of the Company, and no member of the committee administering the Plan, can participate in the Plan. At March 31, 2004, approximately 21,667 shares remain reserved for issuance under this Plan.

Stock Options - Under terms of the Company's 1978 Non-Qualified Stock Option Plan, as amended, 658,333 shares of common stock are reserved for the granting of stock options, of which 609,658 shares have been issued as of March 31, 2005, leaving 48,675 available for issuance upon exercise of options granted, or available for future grants to employees and directors. Of the 48,675 shares available, 20,000 shares are further reserved pending the results of litigation as discussed in Note H. Under provisions of the Plan, a committee of the Board of Directors determines the option price and the dates exercisable. All options expire five years from the date of grant and have an exercise price at least equal to the market price at the date of grant. The options usually vest at 25% a year over four years. Share amounts have been retroactively adjusted to reflect the 4-for-3 stock dividend paid on April 5, 2004 to shareholders of record on March 15, 2004.



The following tables summarize the status of options under the Non-Qualified Stock Option Plan at March 31, 2005 and option transactions for the three years then ended:

Status as of March 31, 2005	Number of Shares
Presently exercisable	212,914
Exercisable in future years	22,582
Total outstanding	235,496
Available for future grants	48,675
Shares of common stock reserved	284,171
Outstanding options:	
Number of holders	18
Average exercise price per share	$5.73
Expiration dates	June 2006 to March 2010

Transactions for the Three Years Ended March 31, 2005:

	Number of Shares	Weighted Average Exercise Price
Outstanding at March 31, 2002	305,666	
Granted	118,667	3.72
Canceled	(41,333)	2.27
Exercised	(54,333)	1.63
Outstanding at March 31, 2003	328,667	
Granted	10,666	10.53
Canceled	(2,924)	1.98
Exercised	(56,297)	2.21
Outstanding at March 31, 2004	280,112	
Granted	55,000	14.30
Canceled	(334)	2.63
Exercised	(99,282)	2.74
Outstanding at March 31, 2005	235,496	

The following table summarizes information about stock options outstanding at March 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price	Weighted Average Contract Life (Yrs)	Number of Shares	Weighted Average Exercise Price
$0.98 to $2.99	117,830	$1.83	1.69	110,748	$1.80
$3.00 to $3.99	26,666	3.38	2.00	26,666	3.38
$4.00 to $5.99	25,333	5.40	2.43	25,333	5.40
$6.00 to $15.02	65,667	13.55	4.65	50,167	14.78
	235,496			212,914	

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2005, 2004 and 2003; no annual dividends, expected volatility of 45%, 53% and 80%, respectively, risk-free interest rate ranging from 4.0% to 6.5% and expected lives of five years. The weighted-average fair values of the stock options granted in 2005, 2004 and 2003 were $6.47, $6.95 and $5.00 per share, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of normal publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

NOTE H - COMMITMENTS AND CONTINGENCIES

In December 2001, Leviton Manufacturing Co., Inc. filed a civil action in the United States District Court for the District of Maryland (Case No. 01cv3855) alleging that the Company's and its USI Electric subsidiary's ground fault circuit interrupter (GFCI) units infringed one of plaintiff's patents and configuration trade dress ("Leviton I"). The plaintiff can no longer obtain injunctive relief under the now expired patent. In February 2004, the Court ruled on various summary judgment motions pursuant to which the Court found that as a matter of law there could be no patent infringement liability prior to December 11, 2001 and permitted Leviton's configuration trade dress claim and USI's patent invalidity defense to proceed to trial. The Court consolidated the trial with "Leviton II" and bifurcated liability from damages. At this time no trial date has been assigned. Due to the still undefined nature of the asserted configuration trade dress, the amount of any loss to the Company from this claim is not yet determinable. Should the Company not prevail on its defenses, any recovery that Leviton may obtain under the patent claims would be limited to some "reasonable royalty" for GFCI sales occurring over a period starting December 11, 2001, for less than one year. The Company and its counsel believe that the Company has meritorious defenses to the claims and continues to aggressively defend against the suit.

On June 10, 2003, Leviton Manufacturing Co., Inc. filed a second civil suit against the Company and its USI Electric subsidiary in the United States District Court for the District of Maryland (Case No. 03cv1701), alleging this time that the Company's GFCI units infringe one or more of its more recently issued patents for reset lockout technology related to but not required by UL Standard 943 for ground GFCI units, effective January 2003 ("Leviton II"). Leviton also asserted trade dress and unfair competition claims which largely correspond to the claim in the "Leviton I" suit. On July 23, 2003, the GFCI manufacturer, Shanghai Meihao Electric, Inc., filed an action for Declaratory Judgment of non-infringement, invalidity, and unenforceability of the asserted patents. The Court has bifurcated the action into liability and damage phases, linked the supplier's Declaratory Judgment action with the action against the Company, and consolidated Leviton I with Leviton II. In March 2005, the court dismissed one of the Leviton patents from the suit and in April 2005, issued a claims construction Order that favors the position of the Company. While expert witness discovery is still ongoing, the Company expects to file summary judgment motions based on its meritorious defenses to the patent and trade dress infringement claims as part of its aggressive defense. In the event of an unfavorable outcome, the amount of any potential loss to USI is not yet determinable.

On June 11, 2003, Walter Kidde Portable Equipment, Inc. filed a civil suit against the Company in the United States District Court for the Middle District of North Carolina (Case No. 03cv00537), alleging that certain of the Company's AC powered/battery backup smoke detectors infringe on a patent acquired by Kidde. The plaintiff is seeking injunctive relief and damages to be determined at trial. Discovery is now closed (subject to specific remaining open matters) and Kidde has filed a pair of summary judgment motions, which USI will oppose. The case is scheduled for trial in the Fall of 2005. The Company and its counsel believe that the Company has significant defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to USI is not yet determinable.

On October 13, 2003, Maple Chase Company filed a civil suit in the United States District Court for the Northern District of Illinois (Case No. 03cv07205), against the Company, its USI Electric subsidiary, and one former and one present Illinois-based sales representative, alleging that certain of the Company's smoke detectors infringe on a patent owned by Maple Chase (US Reissue Patent No. Re: 33290). On February 2, 2004, Maple Chase filed an Amended Complaint. After answering and counterclaiming against Maple Chase, in an effort to bring about a conclusion to the litigation, the Company successfully sought and has now obtained re-examination of the asserted patent in the United States Patent and Trademark Office (USPTO)



based on the references cited and analysis presented by the Company. On April 11, 2005, the Court dismissed the case with the right to reinstitute the case pending the outcome of the proceedings in the USPTO. Apart from granting USI's Request for Reexamination in October of 2004, no further communications in the reexamination have been issued to date. The amount of potential loss to the Company, if any, is not yet determinable. The Company believes that the initiation of the reexamination based on the Company's presentation, confirmed the veracity in its legal/equitable defenses. If reinstituted, the Company will vigorously defend the suit and press its pending counterclaims.

On March 31, 2005, Leviton filed still another lawsuit in the United States District Court for the District of Maryland (Case No. 05cv0889) against the Company ("Leviton III"). In this latest suit, Leviton accuses the Company of infringement of US Patent 6,864,766. This case is now pending in the same Court and before the same Judge as Leviton I and Leviton II. The Company has filed a counterclaim against Leviton and a Motion to Stay its case in favor of a declaratory judgment action filed by the GFCI manufacturer, Shanghai Meihao Electric, Inc. Leviton has opposed the Motion to Stay and has replied to the Company's counterclaim. The case is in its preliminary stages. The Company believes that it has strong defenses relating to the patent in suit. In the event of an unfavorable outcome, the amount of any potential loss to the Company is not determinable at this time.

On April 23, 2004, the Company filed a civil suit against The Hartford Casualty Insurance Company in the United States District Court for the District of Maryland (Case No. 04cv1320), claiming that the insurer is required to indemnify the Company from any damages and legal fees in connection with the two Leviton patent cases. This case has been settled subject to a confidentiality agreement.

As previously reported, on September 3, 2003 the Company was advised that Michael Kovens, a then-director, principal stockholder and the former Chairman and chief executive officer of the Company ("Kovens"), had filed an action in Baltimore County Circuit Court (Case No. C-03-9639) against the Company and the other directors seeking: (i) to enjoin the Company from holding its Annual Meeting of Stockholders on September 8, 2003 until Kovens was able to nominate directors for election at the Annual Meeting; (ii) to require the Company to provide Kovens with certain confidential information to which Kovens claims he is entitled under Maryland law; (iii) to enjoin the Company from voting as proxy any shares issued by the Company since Kovens was replaced as Chairman and CEO; (iv) to void the employment agreement between the Company and its president, and to enjoin the Company from enforcing a "Change of Control" provision in the Company's president's employment agreement; (v) to void all issuances by the Company of restricted stock and options from and after October 1, 2001; (vi) to void any Bylaw amendments adopted by the Company from and after October 1, 2001; (vii) to enforce the exercise of an option by Kovens to purchase 20,000 shares of the Company's common stock at $2.25 per share which the Company maintains has expired; (viii) to void the election by the Company, pursuant to the Maryland General Corporation Law, to be governed by certain provisions of Maryland law; and (ix) other unspecified relief.

The Court refused to issue a temporary restraining order requested by Kovens to enjoin the Company and the other directors from holding the Annual Meeting, enforcing the "Change of Control" provision in the Company's president's employment agreement, and taking other unspecified actions. On October 2, 2003, the Court granted the parties' joint motion to stay all proceedings in the matter to allow the parties an opportunity to negotiate a resolution of the dispute.

On May 28, 2004, Kovens' new counsel filed an amended complaint on behalf of Kovens, which also includes a derivative action brought in the name of the Company against the Company's directors claiming that the actions Kovens alleges to have occurred amount to a breach of their fiduciary duty to the Company. The amended complaint seeks declaratory relief for essentially the same matters requested in the original complaint, and seeks damages from the directors in the amount of $20 million. The Company, in accordance with its charter and bylaws, is providing a defense for the directors named in the amended complaint and, subject to the provisions of applicable law, is obligated to indemnify them for any loss they might ultimately incur. In addition, Kovens is seeking an additional $500,000 from the Company with respect to the exercise of the option for the purchase of 20,000 shares at $2.25 per share (mentioned above) which the Company maintains has expired. Furthermore, Kovens alleges that the Chairman and the President of the Company interfered with certain contractual relationships between Kovens and third parties for which Kovens is seeking damages of $25 million. The Company has been advised by counsel that the action as filed is wholly without merit, and the Company intends to aggressively defend the action. Discovery has been completed and the case is set for trial beginning July 18, 2005.

From time to time, the Company is involved in various lawsuits and legal matters. It is the opinion of management, based on the advice of legal counsel, that these matters will not have a material adverse effect on the Company's financial statements.

NOTE I - MAJOR CUSTOMERS

The Company is primarily a distributor of safety products for use in home and business under both its tradenames and private labels for other companies. As described in Note C, the Company's purchased a majority of its products from its 50% owned Hong Kong Joint Venture.

There were not any customers that represented in excess of 10% of the Company's product sales during the three years in the period ended March 31, 2005.

NOTE J - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly Results of Operations (Unaudited):

The unaudited quarterly results of operations for fiscal years 2005 and 2004 are summarized as follows:

	Quarter Ended			
2005	**June 30,**	**September 30,**	**December 31,**	**March 31,**
Net sales	$4,874,782	$6,622,221	$5,849,144	$6,119,296
Gross profit	1,484,713	2,121,778	1,825,828	1,887,499
Net income	766,297	1,043,836	793,569	814,152
Net income per share – basic	.49	.66	.49	.49
Net income per share – diluted	.44	.59	.45	.46
2004				
Net sales	$4,431,950	$4,988,483	$3,838,192	$3,932,491
Gross profit	1,460,245	1,575,707	1,230,667	1,531,957
Net income	852,498	740,446	493,792	484,290
Net income per share – basic	.57	.49	.33	.30
Net income per share – diluted	.51	.43	.29	.26

Accountants and Business Advisors



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Universal Security Instruments, Inc.

We have audited the accompanying consolidated balance sheets of Universal Security Instruments, Inc. and subsidiaries (the Company) as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the Hong Kong Joint Venture which is accounted for using the equity method for the year ended March 31 2003. The Company's equity in earnings of $2,120,703 for the year ended March 31, 2003 is included in the accompanying consolidated financial statements. The financial statements of the Hong Kong Joint Venture were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Hong Kong Joint Venture, is based on the report of the other auditors for the year ended March 31, 2003 and the two years in the period ended March 31, 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Universal Security Instruments, Inc. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended March 31, 2005. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required therein.

GRANT THORNTON LLP

Baltimore, Maryland
June 17, 2005

Mercantile Bank & Trust Building
Suite 700
Two Hopkins Plaza
Baltimore, MD 21201-2909
T 410.685.4000
F 410.837.0587
W www.grantthornton.com

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect our financial performance and could cause our actual results for future periods to differ materially from those anticipated or projected. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

General

We are in the business of marketing and distributing safety and security products which are primarily manufactured through our 50%-owned Hong Kong Joint Venture. Our financial statements detail our sales and other operational results only, and report the financial results of the Hong Kong Joint Venture using the equity method. Accordingly, the following discussion and analysis of the fiscal years ended March 31, 2005, 2004 and 2003 relate to the operational results of the Company only. A discussion and analysis of the Hong Kong Joint Venture's operational results for these periods is presented below under the heading "Hong Kong Joint Venture."

Comparison of Results of Operations for the Years Ended March 31, 2005, 2004 and 2003

Sales. In fiscal year 2005, our net sales increased by $6,264,327 (36%), from $17,201,116 in fiscal 2004 to $23,465,443 in fiscal 2005. We experienced an increase of approximately $3,084,000 in sales to the Company's retail and wholesale distribution customers over the prior year principally as a result of increased volume. Our focus on marketing to the electrical distribution trade through our USI Electric subsidiary generated an increase in sales, also principally due to increased volume, to this market of approximately $3,180,000 (from approximately $13,300,000 in 2004 to approximately $16,480,000 in 2005). We anticipate continued revenue growth in all our markets.

In fiscal year 2004, sales increased by $1,247,233 (8%) from $15,953,883 in fiscal 2003 to $17,201,116 in fiscal 2004. Our focus on marketing to retailers, including the wholesale distribution trades, generated the majority of the increase.

Gross Profit. Gross profit as a percentage of net sales (or "gross margin") in fiscal 2005 was 31.2% compared to 33.7% and 31.2% in fiscal 2004 and 2003, respectively. The decrease in gross margin in the fiscal year ended March 31, 2005 reflects higher costs and pricing concessions applied to meet competitive pressures. The increase in gross margin for the year ended March 31, 2004 resulted from increased productivity and efficiency. During fiscal 2004 we were able to increase gross margins by increasing sales. Since fixed costs did not increase at the same rate as sales, the gross margin percentage as a percent of sales increased as sales increased. Management does not anticipate a near-term need to increase fixed costs.

Expenses. Selling, general and administrative expenses for fiscal 2005 increased by $1,180,242 (23.55%) from $5,010,783 in fiscal 2004 to $6,191,025 in fiscal 2005. As a percentage of net sales, these expenses decreased to 26.4% for the fiscal year ended March 31, 2005 from 29.1% for the fiscal year ended March 31, 2004. The decrease in selling, general and administrative expense as a percent of sales is attributable to costs that do not increase proportionately with the higher sales volume. Various expense categories contributed to the increased dollar amount of the expense, but the following major account classifications were significant factors in this dollar increase: (i) Commissions and freight charges, as a percentage of sales, while consistent with commissions and freight charges of the prior year, vary directly with sales volume. Therefore, of the $1,180,242 increase in expenses, $224,165 is attributable to commissions and freight charges from higher sales volume during the 2005 period. (ii) Professional fees increased by $558,370 to $1,082,353 for the fiscal year ended March 31, 2005. Costs associated with the Kovens litigation discussed under Item 3, "Legal Proceedings," were approximately $880,000 for the fiscal year ended March 31, 2005, as compared to $79,768 for the prior fiscal year. Professional fees associated with the patent litigation decreased by approximately $129,000 to approximately $171,000 for the fiscal year ended March 31, 2005. Professional fees associated with patent litigation for the 2005 period were reduced by insurance reimbursements. The Company believes that professional fees will continue at increased levels until outstanding litigation matters are resolved.

In fiscal year 2004, selling, general and administrative expenses increased by approximately $745,202 (17%), from $4,265,581 in fiscal 2003 to $5,010,783 in fiscal 2004. As a percentage of sales, selling, general and administrative expenses were 29% for fiscal 2004 and 27% in fiscal 2003. The increase in selling, general and administrative expense as a percent of sales was due to increased sales commissions and freight, and higher legal costs partly associated with defending the suits described under Item 3, "Legal Proceedings." These increases were partially offset by a net gain of $146,836 from the sale of a 1.5 acre parcel of land during the second quarter of fiscal 2004.

Interest Expense. Interest expense for fiscal 2005 increased to $85,521 from $83,589 in fiscal 2004 primarily due to higher interest rates. Interest expense for fiscal 2004 decreased to $83,589 from $153,168 in fiscal 2003 primarily due to lower interest rates and lower levels of debt.

Income Taxes. We did not make a provision for federal income taxes in each of the 2005, 2004 and 2003 fiscal years, due to our operating loss carryforward for income tax purposes. However, we made a provision of $5,250 and $24,001 for state income taxes for fiscal year 2005 and 2004, respectively. The valuation allowance previously established to offset tax benefits associated with our net operating loss carryforwards and other deferred tax assets was reduced during the fourth quarter by $286,387 resulting in a net income tax benefit of $281,137. The valuation allowance is heavily influenced by historical results of operations and management believes recent operating results support the recognition of a portion of the income tax benefits associated with realization of net operating loss carryforwards and other deferred tax assets. We will continue to monitor the remaining valuation allowance of $776,523 which offsets future tax benefits associated with net operating loss carryforwards and other deferred tax assets until circumstances indicate the allowance is no longer required.

Net Income. We reported net income of $3,417,854 for fiscal year 2005 compared to a net income of $2,571,026 for fiscal year 2004, a $846,828 (33%) increase. This increase in net income resulted from both higher gross profit, partially offset by higher selling, general and administrative expenses as described above, and higher Hong Kong Joint Venture earnings and the income tax benefit of $281,137 arising principally from the reduction of the deferred tax valuation allowance.

We reported net income of $2,571,026 for fiscal year 2004 compared to a net income of $2,400,318 for fiscal year 2003, a $170,708 (7%) increase. This increase in net income resulted from both higher Hong Kong Joint Venture earnings and higher gross profit, partially offset by higher selling, general and administrative expenses as described above.

Financial Condition, Liquidity and Capital Resources

Our cash needs are currently met by funds generated from operations and from our Factoring Agreement, which supplies both short-term borrowings and letters of credit to finance foreign inventory purchases. The maximum we may borrow under this Agreement is $7,500,000. However, based on specified percentages of our accounts receivable and inventory and letter of credit commitments, at March 31, 2005, our maximum borrowing amount was limited to $4,743,416, all of which was available under this Agreement as of March 31, 2005. The outstanding principal balance under this Agreement is payable upon demand. The interest rate on the Factoring Agreement, on the uncollected factored accounts receivable and any additional borrowings is equal to the prime rate of interest charged by the factor which, as of March 31, 2005, was 5.75%. The borrowings are collateralized by all our accounts receivable and inventory. During the year ended March 31, 2005, working capital (computed as the excess of current assets over current liabilities) increased by $2,117,061, from $4,200,170 on March 31, 2004, to $6,317,231 on March 31, 2005.

Our operating activities used cash of $1,098,082 for the year ended March 31, 2005. For the fiscal year ended March 31, 2004, operating activities used cash of $292,716. This increase of $805,366 was primarily due to higher levels of accounts receivable and undistributed Joint Venture earnings partially offset by higher net income.

Our investing activities provided cash of $704,860 during fiscal 2005 and provided cash of $329,213 during fiscal 2004. This increase resulted primarily from higher distributions from the Joint Venture. During 2005, as in prior years, the Company offset its distributions from the Hong Kong Joint Venture with amounts due by the Company to the Hong Kong Joint Venture for the purchase of safety products. The Company offset $458,940 during fiscal 2005 and $1,164,608 during fiscal 2004 of trade amounts due by it to the Hong Kong Joint Venture in lieu of cash distributions. The Company records these payments as a non-cash transaction in its statement of cash flows.

Financing activities in 2005 provided the Company with cash of $264,319, primarily due to the exercise of employee stock options. Financing activities in 2004 provided cash of $100,581 which was also primarily from the exercise of employee stock options.

Hong Kong Joint Venture

In fiscal year 2005, sales of the Hong Kong Joint Venture were $25,899,630 compared to $24,114,967 and $23,365,301 in fiscal years 2004 and 2003, respectively.

Net income was $5,005,886 for fiscal year 2005 compared to net income of $4,171,334 and $4,755,540 in fiscal years 2004 and 2003, respectively. The increase in the current fiscal year is primarily attributable to higher gross margins due to price increases instituted during the fiscal year ended March 31, 2005. The decrease in income for the year ended March 31, 2004 was due primarily to lower gross margins due to competition and higher manufacturing costs.

Gross margins of the Hong Kong Joint Venture for fiscal 2005 increased to 33.55% from 30.6% in the prior fiscal year. The primary reason for this increase was price increases instituted during the fiscal year ended March 31, 2005. At March 31, 2004, the Hong Kong Joint Venture's gross margin decreased to 30.6% from 33.7% at March 31, 2003. The primary reason for this decrease was lower gross margins attributed to competition and higher costs.

Selling, general and administrative expenses of the Hong Kong Joint Venture were $3,495,678, $2,971,274 and $2,806,412 for fiscal years 2005, 2004 and 2003, respectively. As a percentage of sales, these expenses were 13%, 12% and 12% for fiscal years 2005, 2004 and 2003, respectively. The increase in dollars of selling, general and administrative expenses each year was due partially to higher costs and partially due to higher sales volume as well as increased legal expense.

Interest income net of interest expense was $30,666 for fiscal year 2005, compared to $45,795 and $2,315 in fiscal years 2004 and 2003, respectively. The decrease in interest income for 2005 was due to a reduction in investments in bonds, and the increase in interest income for 2004 was due to returns on investments in higher yielding bonds.

Cash needs of the Hong Kong Joint Venture are currently met by funds generated from operations. During fiscal year 2005, working capital increased by $275,110 from $1,318,657 on March 31, 2004 to $1,593,767 on March 31, 2005. We are not in a position to quantify any funds which may be available to the Hong Kong Joint Venture from any IPO proceeds, if an IPO by the Hong Kong Joint Venture is completed (as previously discussed).

Contractual Obligations and Commitments

The following table presents, as of March 31, 2005, our significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in Note E to the consolidated financial statements. Subsequent to March 31, 2005, the Company exercised its option to extend the operating lease on its corporate offices until October 2008.

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$281,141	$98,333	$182,808	-	-

Critical Accounting Policies

Management's discussion and analysis of our consolidated financial statements and results of operations are based upon our Consolidated Financial Statement included as part of this document. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate these estimates, including those related to bad debts, inventories, income taxes, and contingencies and litigation. We base these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its consolidated financial statements. For a detailed discussion on the application on these and other accounting policies see Note A to the consolidated financial statements included in this Annual Report. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgments are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

Our revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104, "*Revenue Recognition in Financial* Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. We established allowances to cover anticipated doubtful accounts based upon historical experience.

Inventories are valued at the lower of market or cost. Cost is determined on the first-in first-out method. We have recorded a reserve for obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. Management reviews the reserve quarterly.

We currently have significant deferred tax assets resulting from tax credit carryforwards, net operating loss carryforwards and deductible temporary differences, which will reduce taxable income in future periods. We have provided a valuation allowance on future tax benefits such as foreign tax credits, foreign net operating losses, capital losses and net operating losses. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses and losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of management's assessment, the valuation allowance was reduced by $286,387, resulting in a net income tax benefit of $281,137, recognized in the fourth quarter and for the year ended March 31, 2005. As a result, an allowance of $776,523 continues to be provided to offset tax benefits associated with net operating loss carryforwards and other deferred tax assets at March 31, 2005.

We are subject to lawsuits and other claims, related to patents and other matters. Management is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue with the assistance of outside legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Recently Issued Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued FAS 150 *"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,"* which establishes standards for the classification of certain financial instruments as a liability (or an asset in some circumstances) whereas many of those instruments were previously classified as equity. The provisions of FAS 150 are generally effective for such instruments entered into or modified after May 31, 2003. For the fiscal years ended March 31, 2003, 2004 and 2005, we have not issued any financial instruments which have the characteristics within the scope of or that are within the requirements of FAS 150.

In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R, "Share-Based Payment," which requires companies to expense the value of employee stock options and similar awards. The effective date of FASB 123R is for interim and annual periods beginning after June 15, 2005. Subsequently, the Securities and Exchange Commission (SEC) approved a rule which delays the effective date of FAS 123R for certain public companies. Under the SEC's rule, FAS 123R is now effective for the Company's annual period beginning April 1, 2006. We have elected to defer adoption of the change to the fair value based method of accounting for stock-based employee compensation and the recordation of such amounts as charges to operating expense until the annual period beginning April 1, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Always Working To Protect Your Family™


UNIVERSAL®
SECURITY INSTRUMENTS, INC.

[illegible] Gwynns Mill Court · Owings Mills, Md 21117

[illegible] 410-363-3000 • [illegible]x 410-363-2218

[illegible] www.universalsecurity.com